SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 11, 2005

SCITEX CORPORATION LTD. (Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated August 11, 2005, announcing Scitex Vision selling its business to HP for $ 230 million.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

August 11, 2005

NEWS

FOR IMMEDIATE RELEASE

SCITEX VISION TO SELL ITS BUSINESS TO HP FOR $230 MILLION

Tel Aviv, Israel – August 11, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) announced today that Hewlett-Packard Company (HP) (NYSE, Nasdaq: HPQ) and Scitex Vision Ltd., Scitex’s majority-owned subsidiary (Scitex Vision), have signed a definitive agreement under which HP will acquire the assets and business of Scitex Vision for $230 million in cash. Scitex Vision is a market leader in wide and super-wide format printers for signage and industrial applications, such as billboards, banners, street advertising and packaging.

Dov Ofer, Chief Executive Officer of Scitex Vision, stated: “Joining together Scitex Vision with HP will bring substantial benefits to our customers, the wider marketplace and our employees. Our customers will benefit from access to a wider range of products and services while they continue to enjoy the same high levels of attention that they are used to. Our technology will reach a broader audience as it becomes available more widely. And employees will enjoy professional opportunities as the business grows within a leading global organization.”

Mr. Avi Fischer, Deputy Chairman of IDB Holding Corporation Ltd. and a member of Scitex’s Board, added: “When the control over the IDB group was changed two years ago, a commitment was made to take all steps needed in order to create shareholder value. Accordingly, we are very excited with this value-creating transaction which, together with the sale of the business of Scitex Digital Printing to Eastman Kodak Company at the beginning of last year and other smaller transactions, have created value of over $300 million for Scitex’s shareholders. We thank the Scitex team and wish success to HP and the Scitex Vision employees who will shortly join this major corporation.”

Mr. Ami Erel, Chairman of Scitex Corporation, and Mr. Raanan Cohen, President and CEO of Scitex Corporation, continued: “The excellent strategic fit between Scitex Vision and HP will benefit Scitex Vision which itself has shown continuing revenue growth over ten consecutive quarters. Mr. Ofer has done an excellent job in leading Scitex Vision and bringing it to an impressive market leadership position and we believe that this business will develop strongly under HP’s stewardship.”

Scitex currently owns approximately 77.1% of Scitex Vision’s share capital (approximately 70.6% on a fully-diluted basis), and each of its principal shareholders, Clal Electronics Industries Ltd. and Discount Investment Corporation Ltd., holds 7.2% of Scitex Vision’s share capital (approximately 6.6% on a fully-diluted basis). Under the terms of the agreement, HP will pay approximately $230 million in cash to Scitex Vision, of which $24 million will be retained in escrow for 24 months to cover possible indemnification claims and an additional $24.5 million will be utilized to repay Scitex Vision’s retained liabilities, mainly to Israeli banks. Closing of the transaction is subject to certain regulatory approvals and other customary closing conditions. The transaction is intended to be completed as soon as all required approvals have been obtained and, subject to receipt of these approvals and satisfaction of the other closing conditions, is expected to close within 90 days. In addition, upon and subject to the closing of the transaction, Scitex Corporation will license its rights to the “Scitex” tradename to HP. Scitex Corporation has also agreed, subject to shareholder approval, to change its corporate name.

Scitex is reviewing the accounting and tax consequences of the transaction to it, but currently estimates that it will recognize a capital gain in its financial statements of approximately $75-95 million. In the contemplated distribution of the consideration received by Scitex Vision to all of Scitex Vision’s shareholders following the completion of the transaction, Scitex Corporation is expected to receive in the aggregate approximately $100-110 million (excluding its share of the funds in escrow), after the payment by Scitex Vision of retained liabilities to third-parties, certain taxes, transaction-related and liquidation payments, and other fees and expenses. Following the completion of the transaction, it is probable that Scitex will be classified as a passive foreign investment company for U.S. federal income tax purposes in 2005 and/or in subsequent years.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks associated with the completion of the proposed sale of the business of Scitex Vision, (2) our absence of significant operations following the completion of the proposed sale of the business of Scitex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities, (3) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (4) risks in product and technology development, (5) market acceptance of new products and continuing product demand, (6) the impact of competitive products and pricing, (7) changes in domestic and foreign economic and market conditions, (8) timely development and release of new products by strategic suppliers, (9) the impact of the Company’s accounting policies, (10) risks relating to pursuing strategic alternatives, (11) the risks and uncertainty of outcome of shareholder litigation, (12) risks and uncertainties associated with the tax and accounting consequences of the proposed sale of the business of Scitex Vision, (13) risks and uncertainties relating to the Company’s plans for its financial assets following the completion of the proposed sale of Scitex Vision, and (14) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. Scitex Vision is a trademark and service mark of Scitex Vision Ltd.

Contact

Scitex Corporation Ltd. Yahel Shachar Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il